SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FOURTH QUARTER RESULTS

São Paulo, February 28, 2008- Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the fourth quarter 2007 (Q4 2007). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with Brazilian GAAP and should be read in conjunction with our annual report for the twelve month period ending December 31, 2007. Our press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Comparisons, unless otherwise stated, refer to the fourth quarter of 2006 (Q4 2006). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev reports strong Q4 2007 results. Disciplined and consistent execution against our initiatives results in a track record of EBITDA growth quarter after quarter.

Strong volume growth: Our total volumes increased organically by 8.9% during Q4 2007. Both Brazil and our operations in Quinsa delivered double-digit organic volume growth of 10.2% each. North America reported volume growth of 7.2% including the Lakeport acquisition, with organic volumes increasing by 1.2% on Q4 2007.

Top line growth exceeding volume growth: Net sales increased organically by 14.1% during Q4 2007 as we continue to focus on revenue management and the development of the premium segment in Brazil and Argentina.

Strong Market Share Performance: Focused marketing campaigns and very well-executed proprietary events helped to build preference and share for our brands. In December 2007, Beer Brazil delivered market share growth for the ninth consecutive month and both CSD Brazil and Quinsa Beer and CSD gained share year over year.

Financial discipline and cost efficiency: Increases in cost of goods sold from general inflation, labor costs and the cost of certain raw materials (e.g. corn) were fully offset by the positive impact of our efficiency initiatives and commodity and currency hedges, leading to flat organic growth on a per hectoliter basis. SG&A (excluding depreciation and amortization) increased organically by only 2.2% during Q4 2007, despite strong volume growth, and inflationary pressures, and was in line with our expectations and comments made in Q3 2007.

Q4 performance stronger than previous quarters: Our EBITDA reached R$2,795.2 million during Q4 2007, which represents an organic increase of 24.3%. Our EBITDA margin continued its expansion yoy, improving by 400 basis points organically. All of our main operations maintained or improved margins on an organic basis.

Strong payout and Financial discipline: During Q4 2007, AmBev returned to shareholders R$ 694.3 million in buybacks and R$ 1,288.9 million in dividends including R$ 979.2 million declared during Q3 and paid in Q4 (October), amounting to a total payout in 2007 of R$ 3.1 billion in buybacks and R$ 2.0 billion in dividends.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	4Q06	4Q07	Reported	Organic	YTD 06	YTD 07	Reported	Organic
Total volumes	40,221.2	44,055.2	9.5%	8.9%	128,148.0	142,916.1	11.5%	5.8%
Beer	29,316.9	31,667.3	8.0%	7.2%	93,974.0	102,990.3	9.6%	4.6%
CSD and NANC	10,904.2	12,387.9	13.6%	13.3%	34,174.0	39,925.9	16.8%	9.0%

Net sales	5,269.5	5,826.4	10.6%	14.1%	17,613.7	19,648.2	11.6%	10.4%
Gross profit	3,473.5	3,938.7	13.4%	16.7%	11,665.0	13,102.2	12.3%	11.4%
Gross margin	65.9%	67.6%	170 bps	150 bps	66.2%	66.7%	50 bps	60 bps
EBITDA	2,325.3	2,795.2	20.2%	24.3%	7,444.6	8,666.9	16.4%	16.0%
EBITDA margin	44.1%	48.0%	380 bps	400 bps	42.3%	44.1%	180 bps	210 bps
Net Income	1,181.0	1,132.0	-4.1%		2,806.3	2,816.4	0.4%
No. of share outstanding (millions)	637.2	615.6	-3.4%		637.2	615.6	-3.4%
EPS (R$/shares)	1.85	1.84	-0.8%		4.40	4.58	3.9%
EPS excl. goodwill amortization (R$/shares)	2.42	2.69	11.3%		6.42	7.41	15.5%

Note: Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Fourth Quarter 2007 Results February 28, 2008

Message from AmBev Management

AmBev recorded a very strong fourth quarter. Consolidated EBITDA increased 24.3% organically, reaching R$2,795.2 million with an organic growth in EBITDA margin of 400 bps. Organic growth was delivered accross the board, led by operations in Brazil with EBITDA growth of 28.1%, by Quinsa with an EBITDA growth of 25.5%, HILA-Ex which delivered an organic EBITDA growth of R$ 8.2 million and by Canada with an EBITDA growth of 5.3%.

Beer operations in Brazil showed strong EBITDA organic growth of 25.5%, with 7.9% higher volumes and 17.3% higher gross profit. The Brazil CSD & Nanc unit delivered EBITDA of R$267.8 million in Q4 2007, growing 55.1% organically with 880 bps higher margin. Gains in raw material prices and foreign exchange hedges played an important role in driving these increases, together with the bringing forward of certain SG&A investments into Q3 2007. “At the end of 2007, beer market share had increased for nine consecutive months while at the same time continuing to improve revenues ahead of costs. In addition, CSD Brazil market share reached 17.5%, its highest level in the last two years. As anticipated, SG&A expenses (excluding depreciation and amortization) in Q4 2007 benefited from improved planning of our sales and marketing investments which resulted in SG&A expenses being brought forward into Q3 2007, allowing us to focus solely on the execution of our commercial plan in the final quarter”, says Luiz Fernando Edmond, CEO for Latin America

Quinsa delivered strong Q4 results with double digit organic volume growth despite the negative impact on costs of inflation, higher salaries and energy. Quinsa contributed R$394.9 million to AmBev’s EBITDA, with a 7.6% organic growth in beer volumes and a 14.6% organic growth in CSD & Nanc volumes. “Quinsa continues to gain share in both our beer and soft drinks operations, and our premium brands continue their strong performance. On the cost side, we are benefiting from the implementation of zero based budgeting as well as continuous production efficiency gains in our plants. These, together with a less volatile economic environment, helped us to deliver strong results this quarter”, says João Castro Neves, Quinsa’s CEO.

HILA-ex reported an EBITDA loss of R$3.5 million. Luiz Fernando Edmond, CEO for Latin America, comments: “EBITDA grew organically by R$ 8.2 million in the quarter and R$ 41.8 million in the full year. We finished 2007 with good momentum and continue our drive towards breakeven.”

EBITDA for our North American operations reached R$399.0 million, 5.3% higher than Q4 2006 on an organic basis, with a 220 bps increase in margin. The growth was driven by significant savings in COGS. Bernardo Paiva, CEO for North America, adds: “Despite the tough competitive environment, Labatt was able to deliver again on its consistent track record of EBITDA growth ".

Our strategy of distributing excess cash provided by operating activities continues. For the quarter, we returned to our shareholders R$ 694.3 million in buybacks and R$ 1,288.9 million in dividends and interest on capital (including R$ 979.2 in dividends and interest declared in September but paid in October). Total payout during 2007 amounted to R$ 5.1 billion which was 42% higher than our payout in 2006.

Commodity costs have continued to put pressure on COGS in recent months, especially barley and corn, and all business units will be impacted in 2008. However, AmBev remains confident in its ability to maintain consolidated group cost of sales per hectoliter below the level of inflation for 2008 as a result of productivity initiatives throughout the Company as well as favorable results from our sugar and US dollar hedge contracts in Brazil.

Despite facing strong competition and the pressure of commodity costs, AmBev continues to have a positive outlook for 2008 based on the robust plans already in place and its strong execution capabilities.

Fourth Quarter 2007 Results February 28, 2008

AmBev Consolidated

The following tables set out the consolidated results of AmBev for Q4 2007 and the twelve months to December 31st, 2007.

AmBev continues to improve its operating performance, delivering volume growth, top line growth above volume growth and cost savings, resulting in not only higher EBITDA year over year, but also improved margins.

AmBev Consolidated Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	40,221.2	282.2	-	3,551.9	44,055.2	9.5%	8.9%
Net Revenue	5,269.5	52.0	(232.6)	737.6	5,826.4	10.6%	14.1%
Net Revenue/hl	131.0	0.4	(5.3)	6.2	132.3	0.9%	4.7%
COGS	(1,796.0)	(25.7)	93.4	(159.5)	(1,887.7)	5.1%	8.9%
COGS/hl	(44.7)	(0.3)	2.1	0.0	(42.8)	-4.0%	0.0%
Gross Profit	3,473.5	26.3	(139.3)	578.1	3,938.7	13.4%	16.7%
Gross Margin	65.9%				67.6%	170 bps	150 bps
SG&A excl. deprec.&amort.	(1,280.3)	(36.1)	60.5	(28.1)	(1,284.0)	0.3%	2.2%
SG&A deprec.&amort.	(195.1)	(108.5)	5.0	(8.3)	(306.8)	57.3%	4.2%
SG&A Total	(1,475.4)	(144.6)	65.5	(36.4)	(1,590.8)	7.8%	2.5%
EBIT	1,998.1	(118.2)	(73.8)	541.8	2,347.9	17.5%	27.2%
EBIT Margin	37.9%				40.3%	240 bps	440 bps
EBITDA	2,325.3	(5.2)	(88.4)	563.5	2,795.2	20.2%	24.3%
EBITDA Margin	44.1%				48.0%	380 bps	400 bps

AmBev Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	128,148.0	7,397.1	-	7,371.1	142,916.1	11.5%	5.8%
Net Revenue	17,613.7	814.6	(603.2)	1,823.2	19,648.2	11.6%	10.4%
Net Revenue/hl	137.4	(1.5)	(4.2)	5.7	137.5	0.0%	4.2%
COGS	(5,948.7)	(337.2)	230.9	(491.1)	(6,546.0)	10.0%	8.3%
COGS/hl	(46.4)	0.0	1.6	(1.0)	(45.8)	-1.3%	2.2%
Gross Profit	11,665.0	477.4	(372.3)	1,332.1	13,102.2	12.3%	11.4%
Gross Margin	66.2%				66.7%	50 bps	60 bps
SG&A excl. deprec.&amort.	(4,637.9)	(264.1)	185.4	(193.5)	(4,910.1)	5.9%	4.2%
SG&A deprec.&amort.	(770.8)	(206.8)	12.2	16.3	(949.2)	23.1%	-2.1%
SG&A Total	(5,408.7)	(470.9)	197.6	(177.2)	(5,859.2)	8.3%	3.3%
EBIT	6,256.3	6.5	(174.7)	1,154.9	7,242.9	15.8%	18.5%
EBIT Margin	35.5%				36.9%	130 bps	260 bps
EBITDA	7,444.6	254.5	(218.6)	1,186.4	8,666.9	16.4%	16.0%
EBITDA Margin	42.3%				44.1%	180 bps	210 bps

Fourth Quarter 2007 Results February 28, 2008

AMBEV - CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and North American business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Fourth Quarter 2007 Results February 28, 2008

Brazil Consolidated

Consolidated Brazil Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	26,573.8	369.1		2,702.8	29,645.7	11.6%	10.2%
Net Revenue	3,308.0	23.7		531.4	3,863.0	16.8%	16.1%
Net Revenue/hl	124.5	(0.8)		6.7	130.3	4.7%	5.3%
COGS	(1,052.7)	(10.2)		(103.7)	(1,166.6)	10.8%	9.9%
COGS/hl	(39.6)	0.1		0.1	(39.4)	-0.7%	-0.3%
Gross Profit	2,255.3	13.5		427.7	2,696.4	19.6%	19.0%
Gross Margin	68.2%				69.8%	160 bps	170 bps
SG&A excl. deprec.&amort.	(728.7)	(16.6)		4.5	(740.7)	1.7%	-0.6%
SG&A deprec.&amort.	(139.5)	(108.5)		(2.4)	(250.3)	79.4%	1.7%
SG&A Total	(868.2)	(125.0)		2.1	(991.1)	14.2%	-0.2%
EBIT	1,387.1	(111.5)		429.8	1,705.4	22.9%	31.0%
EBIT Margin	41.9%				44.1%	220 bps	540 bps
EBITDA	1,565.1	0.3		439.4	2,004.8	28.1%	28.1%
EBITDA Margin	47.3%				51.9%	460 bps	490 bps

Consolidated Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	87,726.7	931.3		5,949.6	94,607.6	7.8%	6.8%
Net Revenue	10,963.1	63.2		1,428.3	12,454.5	13.6%	13.0%
Net Revenue/hl	125.0	(0.6)		7.3	131.6	5.3%	5.8%
COGS	(3,492.2)	(32.9)		(377.4)	(3,902.5)	11.7%	10.8%
COGS/hl	(39.8)	0.1		(1.5)	(41.2)	3.6%	3.8%
Gross Profit	7,470.9	30.3		1,050.9	8,552.0	14.5%	14.1%
Gross Margin	68.1%				68.7%	50 bps	60 bps
SG&A excl. deprec.&amort.	(2,473.5)	(42.1)		(194.2)	(2,709.8)	9.6%	7.9%
SG&A deprec.&amort.	(564.9)	(186.2)		2.4	(748.642)	32.5%	-0.4%
SG&A Total	(3,038.3)	(228.3)		(191.8)	(3,458.5)	13.8%	6.3%
EBIT	4,432.5	(198.0)		859.0	5,093.6	14.9%	19.4%
EBIT Margin	40.4%				40.9%	50 bps	230 bps
EBITDA	5,153.7	(3.5)		864.0	6,014.2	16.7%	16.8%
EBITDA Margin	47.0%				48.3%	130 bps	160 bps

Our AmBev Brazil business unit reached an EBITDA of R$2,004.8 million in the quarter, representing an organic growth of 28.1% and an organic increase in EBITDA margin of 490 bps.

For the year, AmBev Brazil delivered a 16.8% organic EBITDA growth and 160 bps margin expansion.

Fourth Quarter 2007 Results February 28, 2008

Beer Brazil
Beer Brazil Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	19,924.0	338.9		1,565.5	21,828.4	9.6%	7.9%
Net Revenue	2,745.2	21.3		416.9	3,183.4	16.0%	15.2%
Net Revenue/hl	137.8	(1.3)		9.4	145.8	5.8%	6.8%
COGS	(783.3)	(9.4)		(77.1)	(869.7)	11.0%	9.8%
COGS/hl	(39.3)	0.2		(0.7)	(39.8)	1.3%	1.8%
Gross Profit	1,961.9	11.9		339.8	2,313.6	17.9%	17.3%
Gross Margin	71.5%				72.7%	120 bps	130 bps
SG&A excl. deprec.&amort.	(622.0)	(14.9)		5.8	(631.2)	1.5%	-0.9%
SG&A deprec.&amort.	(104.6)	(80.0)		1.3	(183.3)	75.2%	-1.3%
SG&A Total	(726.7)	(94.9)		7.1	(814.4)	12.1%	-1.0%
EBIT	1,235.2	(82.9)		346.9	1,499.2	21.4%	28.1%
EBIT Margin	45.0%				47.1%	210 bps	500 bps
EBITDA	1,372.9	0.1		349.5	1,722.4	25.5%	25.5%
EBITDA Margin	50.0%				54.1%	410 bps	450 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	65,654.7	858.5		3,611.3	70,124.5	6.8%	5.5%
Net Revenue	9,045.0	58.3		1,054.8	10,158.1	12.3%	11.7%
Net Revenue/hl	137.8	(1.0)		8.0	144.9	5.1%	5.8%
COGS	(2,573.6)	(30.4)		(205.8)	(2,809.8)	9.2%	8.0%
COGS/hl	(39.2)	0.1		(0.9)	(40.1)	2.2%	2.4%
Gross Profit	6,471.5	27.9		849.0	7,348.4	13.6%	13.1%
Gross Margin	71.5%				72.3%	80 bps	90 bps
SG&A excl. deprec.&amort.	(2,126.9)	(38.9)		(162.5)	(2,328.3)	9.5%	7.6%
SG&A deprec.&amort.	(422.8)	(138.0)		7.5	(553.3)	30.9%	-1.8%
SG&A Total	(2,549.7)	(176.9)		(155.0)	(2,881.6)	13.0%	6.1%
EBIT	3,921.8	(149.0)		694.0	4,466.7	13.9%	17.7%
EBIT Margin	43.4%				44.0%	60 bps	230 bps
EBITDA	4,478.6	(3.3)		690.7	5,166.0	15.3%	15.4%
EBITDA Margin	49.5%				50.9%	130 bps	170 bps

Our Brazilian beer operations delivered strong organic volume growth for the quarter (+7.9%), combining strong execution with industry growth. AmBev’s average market share for Q4 2007 reached 68.4%, which is 50 bps lower than the same period of last year but represents a recovery of 70 bps compared to Q3 2007. AmBev delivered market share growth for nine consecutive months through December 2007.

Net revenue per hectoliter growth of 6.8% for the quarter was driven by the price increase earlier in the year, packaging and channel mix, higher sales through direct distribution and the continuing growth of our premium brands.

COGS per hectoliter growth of 1.8% was a result of the impact of packaging mix, labor cost inflation and higher prices for certain raw materials, including corn, partly offset by the expected positive impacts of our hedges.

SG&A (excluding depreciation and amortization) decreased 0.9% organically due to the timing of certain expenses, savings in non-working expenses and tight discipline in the management of our sales and marketing investments. Organic growth in SG&A for the full year was 7.6% in line with our volume growth, the increase in direct distribution and inflation.

Fourth Quarter 2007 Results February 28, 2008

CSD & Nanc

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	6,649.8	30.2		1,137.3	7,817.3	17.6%	17.1%
Net Revenue	538.3	2.4		117.3	658.0	22.2%	21.8%
Net Revenue/hl	81.0	(0.0)		3.2	84.2	4.0%	4.0%
COGS	(265.4)	(0.8)		(24.4)	(290.6)	9.5%	9.2%
COGS/hl	(39.9)	0.0		2.7	(37.2)	-6.9%	-6.8%
Gross Profit	272.9	1.5		92.9	367.4	34.6%	34.1%
Gross Margin	50.7%				55.8%	510 bps	510 bps
SG&A excl. deprec.&amort.	(105.7)	(1.6)		(1.2)	(108.6)	2.7%	1.2%
SG&A deprec.&amort.	(34.9)	(28.5)		(3.7)	(67.1)	92.2%	10.6%
SG&A Total	(140.6)	(30.1)		(4.9)	(175.7)	24.9%	3.5%
EBIT	132.3	(28.6)		88.0	191.7	44.9%	66.5%
EBIT Margin	24.6%				29.1%	460 bps	900 bps
EBITDA	172.5	0.2		95.1	267.8	55.2%	55.1%
EBITDA Margin	32.1%				40.7%	870 bps	880 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	22,072.0	72.8	-	2,338.3	24,483.1	10.9%	10.6%
Net Revenue	1,806.4	4.8	-	299.7	2,110.9	16.9%	16.6%
Net Revenue/hl	81.8	(0.1)		4.4	86.2	5.4%	5.4%
COGS	(877.8)	(2.4)	-	(96.2)	(976.5)	11.2%	11.0%
COGS/hl	(39.8)	0.0		(0.1)	(39.9)	0.3%	0.3%
Gross Profit	928.5	2.4		203.5	1,134.4	22.2%	21.9%
Gross Margin	51.4%				53.7%	230 bps	230 bps
SG&A excl. deprec.&amort.	(343.2)	(3.3)	-	(31.4)	(377.9)	10.1%	9.2%
SG&A deprec.&amort.	(142.1)	(48.1)	-	(5.2)	(195.3)	37.5%	3.6%
SG&A Total	(485.2)	(51.4)		(36.6)	(573.2)	18.1%	7.5%
EBIT	443.3	(49.0)		166.9	561.2	26.6%	37.6%
EBIT Margin	24.5%				26.6%	200 bps	440 bps
EBITDA	607.7	(0.2)	-	175.1	782.6	28.8%	28.8%
EBITDA Margin	33.6%				37.1%	340 bps	350 bps

The Brazilian soft drinks operation posted organic volume growth of 17.1% in the quarter. The increase is explained by good industry growth along with higher market share (Q4 2007: 17.2%; Q4 2006: 16.8%).

Net Revenues per hectoliter grew 4.0% organically mainly because of price adjustments throughout 2007, better product mix and an increase in the share of direct distribution.

Cost of goods sold decreased organically by 6.8% on a per hectoliter basis, benefiting from expected gains in our raw material prices and foreign exchange hedges, partly offset by the impact of a less favorable product mix.

SG&A (excluding depreciation and amortization) increased 1.2% organically as a result of the timing of our marketing expenses which, as previously reported, were brought forward into Q3 2007, partly offset by volume growth, higher freight expenses and the expansion of direct distribution.

Fourth Quarter 2007 Results February 28, 2008

Malt and By-Products

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	-	-		-	-
Net Revenue	24.5	-		(2.8)	21.7	-11.5%	-11.5%
Net Revenue/hl
COGS	(4.0)	-		(2.3)	(6.2)	57.4%	57.4%
COGS/hl
Gross Profit	20.5			(5.1)	15.5	-24.7%	-24.7%
Gross Margin	83.9%				71.3%	nm	nm
SG&A excl. deprec.&amort.	(0.9)	-		(0.1)	(0.9)	6.9%	6.9%
SG&A deprec.&amort.	-	-		-	-
SG&A Total	(0.9)	-		(0.1)	(0.9)	6.9%	6.9%
EBIT	19.7			(5.1)	14.5	-26.2%	-26.2%
EBIT Margin	80.3%				67.0%	nm	nm
EBITDA	19.7	-		(5.1)	14.5	-26.2%	-26.2%
EBITDA Margin	80.3%				67.0%	nm	nm

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	-	-	-	-	-	-	-
Net Revenue	111.6	-	-	73.9	185.5	66.1%	66.1%
Net Revenue/hl
COGS	(40.8)	-	-	(75.5)	(116.2)	185.0%	185.0%
COGS/hl
Gross Profit	70.9			(1.6)	69.3	-2.3%	-2.3%
Gross Margin	63.5%				37.3%	nm	nm
SG&A excl. deprec.&amort.	(3.4)	-	-	(0.2)	(3.6)	5.8%	5.8%
SG&A deprec.&amort.	-	-	-	-	-
SG&A Total	(3.4)	-	-	(0.2)	(3.6)	5.8%	5.8%
EBIT	67.4			(1.8)	65.6	-2.7%	-2.7%
EBIT Margin	60.4%				35.4%	nm	nm
EBITDA	67.4	-	-	(1.8)	65.6	-2.7%	-2.7%
EBITDA Margin	60.4%				35.4%	nm	nm

Net revenues from Malt and By-Products in Brazil decreased organically in Q4 2007 by 11.5% to R$ 21.7 million. This reflects enhanced efficiency at our plants and the consequent reduction in industrial wastes.

Fourth Quarter 2007 Results February 28, 2008

Quinsa Consolidated

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	9,172.4	(247.2)	-	907.0	9,832.3	7.2%	10.2%
Net Revenue	833.9	(20.2)	(165.7)	207.8	855.8	2.6%	25.5%
Net Revenue/hl	90.9	0.3	(16.9)	12.7	87.0	-4.3%	14.0%
COGS	(318.3)	8.2	65.2	(87.7)	(332.5)	4.5%	28.3%
COGS/hl	(34.7)	(0.0)	6.6	(5.7)	(33.8)	-2.5%	16.5%
Gross Profit	515.6	(11.9)	(100.5)	120.1	523.2	1.5%	23.8%
Gross Margin	61.8%	-			61.1%	-70 bps	-80 bps
SG&A excl. deprec.&amort.	(164.5)	3.0	31.1	(32.8)	(163.1)	-0.8%	20.3%
SG&A deprec.&amort.	(21.3)	-	4.4	(12.4)	(29.2)	37.2%	58.0%
SG&A Total	(185.7)	3.0	35.5	(45.1)	(192.3)	3.5%	24.7%
EBIT	329.9	(8.9)	(64.9)	74.9	330.9	0.3%	23.4%
EBIT Margin	39.6%	0.0%			38.7%	-90 bps	-70 bps
EBITDA	382.5	(8.9)	(74.0)	95.3	394.9	3.2%	25.5%
EBITDA Margin	45.9%	-			46.1%	30 bps	0 bps

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	22,566.0	5,833.0	-	2,125.2	30,524.2	35.3%	9.7%
Net Revenue	2,004.3	564.8	(301.3)	419.1	2,686.8	34.1%	21.5%
Net Revenue/hl	88.8	1.6	(9.9)	7.4	88.0	-0.9%	8.3%
COGS	(808.8)	(238.0)	122.2	(163.6)	(1,088.2)	34.5%	20.8%
COGS/hl	(35.8)	(1.0)	4.0	(2.8)	(35.7)	-0.5%	7.8%
Gross Profit	1,195.5	326.8	(179.1)	255.4	1,598.6	33.7%	21.9%
Gross Margin	59.6%	0.0%			59.5%	-10 bps	20 bps
SG&A excl. deprec.&amort.	(424.9)	(131.3)	66.6	(80.5)	(570.1)	34.2%	19.3%
SG&A deprec.&amort.	(60.1)	(20.6)	9.3	(18.8)	(90.2)	50.1%	31.2%
SG&A Total	(485.0)	(152.0)	75.8	(99.2)	(660.3)	36.2%	20.8%
EBIT	710.5	174.8	(103.3)	156.2	938.2	32.1%	22.7%
EBIT Margin	35.4%	0.0%			34.9%	-50 bps	30 bps
EBITDA	855.1	222.3	(127.4)	185.4	1,135.3	32.8%	22.3%
EBITDA Margin	42.7%	-			42.3%	-40 bps	30 bps

Quinsa organic volume growth was 10.2% in Q4 2007, reaching 9.7% year to date.

Despite the challenging overall economic environment in its main market of Argentina, Quinsa was able to deliver EBITDA amounting to R$ 394.9 million in the quarter, which represents strong organic growth of 25.5% while still maintaining its 45.9% EBITDA margin on an organic basis.

For the year, Quinsa delivered 22.3% organic EBITDA growth and margin expansion of 30 bps yoy.

Fourth Quarter 2007 Results February 28, 2008

Quinsa Beer

Quinsa Beer Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	5,872.4	(247.2)	-	426.4	6,051.6	3.1%	7.6%
Net Revenue	617.9	(20.2)	(110.5)	134.9	622.1	0.7%	22.6%
Net Revenue/hl	105.2	1.0	(18.3)	14.8	102.8	-2.3%	13.9%
COGS	(181.4)	8.2	31.0	(47.7)	(189.9)	4.7%	27.5%
COGS/hl	(30.9)	0.1	5.1	(5.7)	(31.4)	1.6%	18.5%
Gross Profit	436.5	(11.9)	(79.5)	87.2	432.2	-1.0%	20.5%
Gross Margin	70.6%				69.5%	-120 bps	-110 bps
SG&A excl. deprec.&amort.	(117.1)	3.0	16.9	(4.7)	(101.8)	-13.0%	4.1%
SG&A deprec.&amort.	(16.8)	-	3.0	(8.8)	(22.6)	34.5%	52.5%
SG&A Total	(133.9)	3.0	19.9	(13.5)	(124.5)	-7.0%	10.3%
EBIT	302.6	(8.9)	(59.6)	73.7	307.7	1.7%	25.1%
EBIT Margin	49.0%				49.5%	50 bps	100 bps
EBITDA	346.0	(8.9)	(66.0)	88.7	359.8	4.0%	26.3%
EBITDA Margin	56.0%				57.8%	180 bps	180 bps

Quinsa Beer Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	14,168.6	3,226.5	-	922.7	18,317.8	29.3%	6.8%
Net Revenue	1,471.1	387.9	(197.4)	257.4	1,918.9	30.4%	18.1%
Net Revenue/hl	103.8	3.0	(10.8)	8.7	104.8	0.9%	8.3%
COGS	(464.5)	(122.5)	56.5	(69.9)	(600.5)	29.3%	15.8%
COGS/hl	(32.8)	(1.0)	3.1	(2.1)	(32.8)	0.0%	6.5%
Gross Profit	1,006.6	265.4	(140.9)	187.4	1,318.5	31.0%	19.2%
Gross Margin	68.4%				68.7%	30 bps	70 bps
SG&A excl. deprec.&amort.	(309.3)	(96.8)	42.2	(44.7)	(408.7)	32.1%	14.8%
SG&A deprec.&amort.	(48.1)	(15.5)	6.3	(11.4)	(68.7)	42.9%	23.7%
SG&A Total	(357.4)	(112.3)	48.5	(56.1)	(477.3)	33.6%	16.0%
EBIT	649.2	153.1	(92.4)	131.3	841.2	29.6%	21.0%
EBIT Margin	44.1%				43.8%	-30 bps	100 bps
EBITDA	768.2	190.3	(110.3)	150.3	998.5	30.0%	20.2%
EBITDA Margin	52.2%				52.0%	-20 bps	90 bps

Beer volume organic growth of 7.6% reflects increased volumes in most of the Quinsa markets and is in line with the growth of the first semester of 2007. Growth was due to strong economic fundamentals together with market share gains and good performances from our premium brands. Quinsa delivered record volumes in Q4 2007 in both Bolivia and Argentina, the latter being despite the sale of three brands in December 2006.

The increase in net revenues per hectoliter of 13.9% was driven by price increases throughout the region and better premium brand mix.

COGS per hectoliter increased by 18.5% because of: (i) higher commodity prices; (ii) energy costs in Argentina and Chile; and (iii) salary increases above inflation to certain unionized employees.

SG&A expenses (excluding depreciation and amortization) increased 4.1% when compared to the same period last year. During Q4, Quinsa reclassified certain fixed expenses (previously allocated against Beer for the first three quarters of the year) to CSD & NANC. This reclassification was made to more properly reflect the contribution of fixed costs to each segment. The full year figures reflect the new allocation for the whole of 2007. Excluding the impact of this reclassification, the underlying increase in SG&A expense for Beer in Q4 was 14.7% compared to Q4 2006 due to: (i) the impact of higher volumes on variable costs such as transportation and (ii) salary increases above inflation for unionized truckers in Argentina and Uruguay.

For the year, Quinsa Beer delivered 20.2% organic EBITDA growth and margin expansion of 90 bps yoy.

Fourth Quarter 2007 Results February 28, 2008

Quinsa CSD & NANC

Quinsa CSD & Nanc Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	3,300.0	-	-	480.6	3,780.7	14.6%	14.6%
Net Revenue	216.0	-	(55.2)	72.9	233.7	8.2%	33.7%
Net Revenue/hl	65.5	-	(14.6)	11.0	61.8	-5.6%	16.7%
COGS	(136.8)	-	34.2	(40.0)	(142.6)	4.2%	29.2%
COGS/hl	(41.5)	-	9.1	(5.3)	(37.7)	-9.0%	12.8%
Gross Profit	79.2	-	(21.0)	32.9	91.1	15.0%	41.5%
Gross Margin	36.6%	-			39.0%	230 bps	210 bps
SG&A excl. deprec.&amort.	(47.4)	-	14.2	(28.1)	(61.3)	29.3%	59.3%
SG&A deprec.&amort.	(4.5)	-	1.4	(3.5)	(6.6)	47.2%	78.7%
SG&A Total	(51.8)	-	15.6	(31.6)	(67.8)	30.9%	61.0%
EBIT	27.3	-	(5.3)	1.3	23.2	-15.0%	4.6%
EBIT Margin	12.6%				9.9%	-270 bps	-280 bps
EBITDA	36.6	-	(8.0)	6.6	35.1	-3.9%	17.9%
EBITDA Margin	16.9%	-			15.0%	-190 bps	-200 bps

Quinsa CSD & Nanc Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	8,397.4	2,606.6	-	1,202.4	12,206.4	45.4%	14.3%
Net Revenue	533.2	176.9	(104.0)	161.7	767.9	44.0%	30.3%
Net Revenue/hl	63.5	1.0	(8.5)	6.9	62.9	-0.9%	10.9%
COGS	(344.3)	(115.5)	65.7	(93.7)	(487.8)	41.7%	27.2%
COGS/hl	(41.0)	(0.8)	5.4	(3.6)	(40.0)	-2.5%	8.7%
Gross Profit	188.9	61.4	(38.2)	68.0	280.1	48.3%	36.0%
Gross Margin	35.4%	0.0%			36.5%	110 bps	150 bps
SG&A excl. deprec.&amort.	(115.5)	(34.5)	24.3	(35.7)	(161.5)	39.7%	30.9%
SG&A deprec.&amort.	(12.1)	(5.2)	3.0	(7.4)	(21.6)	78.9%	61.0%
SG&A Total	(127.6)	(39.7)	27.3	(43.1)	(183.0)	43.4%	33.8%
EBIT	61.3	21.8	(10.9)	24.9	97.1	58.4%	40.7%
EBIT Margin	11.5%	0.0%			12.6%	110 bps	90 bps
EBITDA	86.9	32.0	(17.2)	35.1	136.8	57.4%	40.3%
EBITDA Margin	16.3%	-			17.8%	150 bps	130 bps

CSD & Nanc operations in Quinsa continue to post strong results, delivering organic volume growth of 14.6%. This was a combination of good industry volumes and higher market share in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 16.7% because of the carry over impact of price increases from the end of 2006, as well as price increases in 2007 and revenue management initiatives.

COGS per hectoliter increased 12.8% organically, mainly due to the negative impacts from higher commodity prices, higher cost of concentrate, energy and higher labor costs.

SG&A expenses (excluding depreciation and amortization) were 59.3% higher than the same period last year. This increase was driven by the reclassification of fixed expenses from Beer explained on page 10. The full year figures reflect the new allocation for the whole of 2007. Excluding the impact of this reclassification, the underlying increase in SG&A expense for CSD & Nanc in Q4 was 28.0% compared to Q4 2006 due to higher labor and transportation costs (salary increases above inflation for unionized truckers in Argentina and Uruguay) and higher marketing expenses linked to higher net revenues.

For the year, Quinsa CSD & Nanc delivered 40.3% organic EBITDA growth and margin expansion of 130 bps yoy.

Fourth Quarter 2007 Results February 28, 2008

HILA-ex - Consolidated

Hila-ex Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	1,788.8	-		(89.9)	1,698.8	-5.0%	-5.0%
Net Revenue	201.4	-	(30.7)	(2.3)	168.4	-16.4%	-1.2%
Net Revenue/hl	112.6		(18.1)	4.6	99.1	-12.0%	4.1%
COGS	(125.1)		16.9	9.9	(98.3)	-21.4%	-7.9%
COGS/hl	(69.9)		9.9	2.2	(57.8)	-17.3%	-3.1%
Gross Profit	76.3		(13.8)	7.6	70.1	-8.1%	10.0%
Gross Margin	37.9%				41.6%	380 bps	430 bps
SG&A excl. deprec.&amort.	(104.7)	-	18.0	4.5	(82.3)	-21.5%	-4.3%
SG&A deprec.&amort.	(17.1)	-	-	3.3	(13.9)	-19.1%	-19.1%
SG&A Total	(121.9)	-	18.0	7.8	(96.1)	-21.1%	-6.4%
EBIT	(45.6)	-	4.2	15.4	(26.0)	nm	nm
EBIT Margin	-22.6%				-15.5%	720 bps	750 bps
EBITDA	(12.8)	-	1.0	8.2	(3.5)	nm	nm
EBITDA Margin	-6.3%				-2.1%	430 bps	410 bps

Hila-ex Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	6,891.7	-		(613.9)	6,277.8	-8.9%	-8.9%
Net Revenue	758.1	-	(72.4)	(5.1)	680.6	-10.2%	-0.7%
Net Revenue/hl	110.0		(11.5)	10.0	108.4	-1.4%	9.0%
COGS	(457.4)	-	39.3	22.9	(395.2)	-13.6%	-5.0%
COGS/hl	(66.4)		6.3	(2.8)	(63.0)	-5.2%	4.3%
Gross Profit	300.7		(33.2)	17.9	285.4	-5.1%	5.9%
Gross Margin	39.7%				41.9%	230 bps	260 bps
SG&A excl. deprec.&amort.	(403.0)	-	42.7	17.0	(343.4)	-14.8%	-4.2%
SG&A deprec.&amort.	(67.6)	-	-	8.1	(59.4)	-12.0%	-12.0%
SG&A Total	(470.6)	-	42.7	25.1	(402.8)	-14.4%	-5.3%
EBIT	(169.9)	-	9.5	43.0	(117.4)	nm	nm
EBIT Margin	-22.4%				-17.2%	520 bps	560 bps
EBITDA	(63.9)	-	1.9	41.8	(20.1)	nm	nm
EBITDA Margin	-8.4%				-3.0%	550 bps	550 bps

The HILA-ex business unit reported a small EBITDA loss of R$3.5 million in the quarter, but increased margin by 410 bps over the same quarter last year on an organic basis.

For the full year, HILA Ex delivered improved EBITDA of R$41.8 million on an organic basis with a 550 bps improvement in EBITDA margin.

Fourth Quarter 2007 Results February 28, 2008

HILA-ex - Beer
Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	834.4	-		74.6	908.9	8.9%	8.9%
Net Revenue	125.7	-	(21.6)	10.4	114.4	-8.9%	8.3%
Net Revenue/hl	150.6		(23.8)	(0.9)	125.9	-16.4%	-0.6%
COGS	(72.6)	-	11.2	(1.8)	(63.2)	-13.0%	2.4%
COGS/hl	(87.0)		12.3	5.2	(69.5)	-20.1%	-6.0%
Gross Profit	53.1		(10.4)	8.6	51.3	-3.4%	16.3%
Gross Margin	42.2%				44.8%	260 bps	310 bps
SG&A excl. deprec.&amort.	(70.8)	-	12.6	2.5	(55.7)	-21.3%	-3.5%
SG&A deprec.&amort.	(11.0)	-	-	1.7	(9.4)	-15.0%	-15.0%
SG&A Total	(81.8)	-	12.6	4.1	(65.0)	-20.5%	-5.1%
EBIT	(28.7)	-	2.2	12.8	(13.8)	nm	nm
EBIT Margin	-22.8%				-12.0%	1080 bps	1110 bps
EBITDA	(6.4)	-	0.2	7.8	1.7	nm	nm
EBITDA Margin	-5.1%				1.4%	650 bps	610 bps

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	3,187.0	-		(145.7)	3,041.4	-4.6%	-4.6%
Net Revenue	458.6	-	(50.6)	27.9	435.8	-5.0%	6.1%
Net Revenue/hl	143.9		(16.6)	16.1	143.3	-0.4%	11.2%
COGS	(255.2)	-	25.5	(5.0)	(234.6)	-8.1%	1.9%
COGS/hl	(80.1)		8.4	(5.5)	(77.1)	-3.7%	6.8%
Gross Profit	203.4	-	(25.1)	22.9	201.2	-1.1%	11.3%
Gross Margin	44.4%				46.2%	180 bps	220 bps
SG&A excl. deprec.&amort.	(282.8)	-	30.7	13.0	(239.1)	-15.4%	-4.6%
SG&A deprec.&amort.	(41.9)	-	-	3.8	(38.1)	-9.0%	-9.0%
SG&A Total	(324.7)	-	30.7	16.7	(277.3)	-14.6%	-5.2%
EBIT	(121.3)	-	5.6	39.6	(76.1)	nm	nm
EBIT Margin	-26.5%				-17.5%	900 bps	970 bps
EBITDA	(55.1)	-	1.0	40.5	(13.6)	nm	nm
EBITDA Margin	-12.0%				-3.1%	890 bps	900 bps

HILA-ex beer volumes increased 8.9% due to gains in the Dominican Republic and Central America and share recovery in Peru, partly offset by challenges in Venezuela.

Net Revenue per hectoliter was flat in the quarter while COGS per hectoliter declined by 6% on an organic basis, driven by better efficiency in our plants as a result of volume growth.

The SG&A (excluding depreciation and amortizaton) organic decrease of 3.5% is explained by savings in administrative expenses driven by operational restructuring throughout the region, partly offset by (i) higher sales and marketing investments in the Dominican Republic and Central America to support the launch of new initiatives and (ii) higher distribution expenses due to inflation in Venezuela.

Beer EBITDA grew organically by R$7.8 million in the quarter and by R$40.5 million in the full year with a major improvement in EBITDA margins.

Fourth Quarter 2007 Results February 28, 2008

HILA - ex - CSD&NANC
Hila-ex CSD&Nanc Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	954.4	-		(164.5)	789.9	-17.2%	-17.2%
Net Revenue	75.7	-	(9.1)	(12.7)	53.9	-28.8%	-16.8%
Net Revenue/hl	79.3		(11.5)	0.4	68.3	-13.9%	0.5%
COGS	(52.5)	-	5.7	11.7	(35.1)	-33.1%	-22.3%
COGS/hl	(55.0)		7.2	3.4	(44.5)	-19.2%	-6.1%
Gross Profit	23.2		(3.4)	(1.0)	18.8	-18.8%	-4.4%
Gross Margin	30.6%				34.9%	430 bps	460 bps
SG&A excl. deprec.&amort.	(34.0)	-	5.3	2.0	(26.6)	-21.7%	-6.0%
SG&A deprec.&amort.	(6.1)	-	-	1.6	(4.5)	-26.5%	-26.5%
SG&A Total	(40.1)	-	5.3	3.6	(31.1)	-22.4%	-9.1%
EBIT	(16.9)	-	2.0	2.6	(12.3)	nm	nm
EBIT Margin	-22.3%				-22.7%	-40 bps	-30 bps
EBITDA	(6.4)	-	0.8	0.4	(5.2)	nm	nm
EBITDA Margin	-8.5%				-9.6%	-110 bps	-100 bps

Hila-ex CSD&Nanc Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	3,704.6	-		(468.2)	3,236.4	-12.6%	-12.6%
Net Revenue	299.5	-	(21.8)	(32.9)	244.8	-18.3%	-11.0%
Net Revenue/hl	80.9		(6.7)	1.5	75.6	-6.5%	1.9%
COGS	(202.2)	-	13.8	27.9	(160.6)	-20.6%	-13.8%
COGS/hl	(54.6)		4.3	0.7	(49.6)	-9.1%	-1.3%
Gross Profit	97.3		(8.1)	(5.0)	84.2	-13.5%	-5.2%
Gross Margin	32.5%				34.4%	190 bps	210 bps
SG&A excl. deprec.&amort.	(120.2)	-	12.0	4.0	(104.2)	-13.3%	-3.3%
SG&A deprec.&amort.	(25.7)	-	-	4.4	(21.3)	-17.0%	-17.0%
SG&A Total	(145.9)	-	12.0	8.4	(125.5)	-14.0%	-5.7%
EBIT	(48.6)	-	3.9	3.3	(41.3)	nm	nm
EBIT Margin	-16.2%				-16.9%	-70 bps	-80 bps
EBITDA	(8.7)	-	0.9	1.3	(6.6)	nm	nm
EBITDA Margin	-2.9%				-2.7%	20 bps	10 bps

HILA-ex CSD & Nanc volumes declined 17.2% as we continue to focus on repositioning our brands in certain markets. This impact was partly offset by cost savings due to a better packaging mix. We continue to seek the best positioning and package options for our brands as we plan for 2008.

Net revenues per hectoliter were relatively stable (+0.5%) in the period and our COGS per hectoliter decreased by 6.1% primarily due to the cost savings mentioned above and other cost initiatives.

CSD & Nanc delivered an EBITDA loss of R$ 5.2 million in Q4 2007, but both our Q4 2007 and our full year 2007 results continue to show improvement when compared to last year.

Fourth Quarter 2007 Results February 28, 2008

North America

North America Results			Currency	Organic		% As	%
R$ million	4Q06	Scope	Translation	Growth	4Q07	Reported	Organic
Volume ('000 hl)	2,686.2	160.2	-	31.9	2,878.4	7.2%	1.2%
Domestic	2,218.5	160.2	-	25.2	2,403.9	8.4%	1.1%
Exports	467.7	-	-	6.7	474.5	1.4%	1.4%
Net Revenue	926.2	48.5	(36.2)	0.8	939.3	1.4%	0.1%
Domestic	874.6	48.5	(34.6)	7.6	896.2	2.5%	0.9%
Exports	51.6	-	(1.7)	(6.8)	43.1	-16.5%	-13.2%
Net Revenue/hl	344.8	(2.1)	(12.6)	(3.8)	326.3	-5.4%	-1.1%
Domestic	394.2	(6.0)	(14.4)	(1.0)	372.8	-5.4%	-0.3%
Exports	110.4	-	(3.5)	(16.0)	90.9	-17.6%	-14.5%
COGS	(299.9)	(23.7)	11.2	22.0	(290.4)	-3.2%	-7.3%
COGS/hl	(111.7)	(2.5)	3.9	9.4	(100.9)	-9.7%	-8.4%
Gross Profit	626.3	24.8	(25.0)	22.8	648.9	3.6%	3.6%
Gross Margin	67.6%				69.1%	150 bps	240 bps
SG&A excl. deprec.&amort.	(282.5)	(22.6)	11.5	(4.3)	(297.9)	5.5%	1.5%
SG&A deprec.&amort.	(17.1)	-	0.5	3.2	(13.4)	-21.5%	-18.5%
SG&A Total	(299.6)	(22.6)	12.0	(1.2)	(311.3)	3.9%	0.4%
EBIT	326.7	2.2	(13.0)	21.6	337.6	3.3%	6.6%
EBIT Margin	35.3%				35.9%	70 bps	230 bps
EBITDA	390.4	3.4	(15.4)	20.7	399.0	2.2%	5.3%
EBITDA Margin	42.1%				42.5%	30 bps	220 bps

North America Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	10,963.7	632.8	-	(89.9)	11,506.6	5.0%	-0.8%
Domestic	9,130.3	632.8	-	(73.0)	9,690.0	6.1%	-0.8%
Exports	1,833.4	-	-	(16.8)	1,816.6	-0.9%	-0.9%
Net Revenue	3,888.2	186.6	(229.4)	(19.2)	3,826.2	-1.6%	-0.5%
Domestic	3,684.6	186.6	(218.9)	(0.4)	3,651.9	-0.9%	0.0%
Exports	203.6	-	(10.5)	(18.8)	174.3	-14.4%	-9.2%
Net Revenue/hl	354.6	(3.3)	(19.9)	1.2	332.5	-6.2%	0.3%
Domestic	403.6	(7.3)	(22.6)	3.2	376.9	-6.6%	0.8%
Exports	111.0	-	(5.8)	(9.3)	96.0	-13.6%	-8.4%
COGS	(1,190.2)	(66.3)	69.4	27.1	(1,160.1)	-2.5%	-2.3%
COGS/hl	(108.6)	0.1	6.0	1.6	(100.8)	-7.1%	-1.5%
Gross Profit	2,697.9	120.3	(160.0)	7.9	2,666.1	-1.2%	0.3%
Gross Margin	69.4%				69.7%	30 bps	50 bps
SG&A excl. deprec.&amort.	(1,336.6)	(90.7)	76.2	64.3	(1,286.8)	-3.7%	-4.8%
SG&A deprec.&amort.	(78.2)	-	2.9	24.5	(50.9)	-35.0%	-31.3%
SG&A Total	(1,414.8)	(90.7)	79.1	88.7	(1,337.7)	-5.5%	-6.3%
EBIT	1,283.1	29.7	(80.9)	96.6	1,328.5	3.5%	7.5%
EBIT Margin	33.0%				34.7%	170 bps	270 bps
EBITDA	1,499.6	35.8	(93.1)	95.2	1,537.5	2.5%	6.4%
EBITDA Margin	38.6%				40.2%	160 bps	270 bps

Reported Labatt volumes grew by 7.2% versus Q4 2006, driven by the acquisition of Lakeport and by organic growth within the existing Labatt portfolio. The organic growth of 1.2% is driven by industry growth and healthy performance of our core supported brands, including Budweiser, Stella Artois and Alexander Keith’s.

Domestic net revenues per hl declined by 0.3% due to increased price competition in certain markets. COGS per hl were down 8.4% on an organic basis, driven by favorable brand mix and by efficiencies in our breweries. SG&A excluding depreciation was up 1.5% mainly due to higher distribution costs as a result of our volume growth and phasing of sales spend to the latter part of the year, offset by continued cost saving initiatives through Zero Base Budgeting that allowed us to partially avoid inflation adjustments in our cost base.

As a result of these effects, Labatt was able to organically grow its EBITDA by 5.3% and its EBITDA margin by 220 bps.

Fourth Quarter 2007 Results February 28, 2008

Analysis of below EBITDA lines
INCOME STATEMENT

	AmBev Consolidated
	4Q07	4Q06%		YTD 07	YTD 06%

EBIT	2,347.9	1,998.1	17.5%	7,242.9	6,256.3	15.8%
% Net Sales	40.3%	37.9%		36.9%	35.5%
Provisions for Contingencies	(44.4)	211.2	nm	(25.1)	111.8	nm
Other Operating Income (Expenses)	(334.8)	(196.9)	70.0%	(1,483.1)	(955.1)	55.3%
Equity Income	3.0	0.4	nm	3.9	1.4	nm
Net Financial Result	(306.5)	(294.0)	4.3%	(1,253.0)	(1,078.3)	16.2%
Non-Operating Income (Expense)	10.3	(14.3)	nm	40.4	(28.8)	nm
Income Before Taxes	1,675.5	1,704.6	-1.7%	4,526.0	4,307.3	5.1%
Provision for Income Tax/Social Contribution	(500.6)	(466.5)	7.3%	(1,592.8)	(1,315.3)	21.1%
Provision for Profit Sharing & Bonuses	(9.4)	(39.8)	-76.4%	(69.4)	(194.4)	-64.3%
Minority Interest	(33.6)	(17.3)	93.4%	(47.3)	8.7	nm
Net Income	1,132.0	1,181.0	-4.1%	2,816.4	2,806.3	0.4%

Provisions for Contingencies

Provisions for contingencies in Q4 2007 resulted in a net expense of R$44.4 million compared to net gains of R$211.2 million in Q4 2006. The gain during Q4 2006 was mainly a result of net reversals of tax contingencies related to PIS and Cofins amounting to R$ 232.3 million following favorable court rulings.

Other Operating Income (Expense)

The net result of other operating income (expense) was a R$334.8 million net expense in Q4 2007 compared to a net expense of R$ 196.9 million in Q4 2006.

This increase is primarily a result of: (i) higher goodwill amortization as a result of the acquisitions of Lakeport and Cintra in 2007 (ii) higher amortization for Labatt in 2007 (consistent with previous quarters) and (iii) translation losses on foreign investments of R$ 23.4 million in 2007 (compared to a R$ 88.8 million gain in Q4 2006), due to the appreciation of the Brazilian Real compared to the Canadian dollar and other Latin American currencies.

Goodwill amortization expense in the period of R$ 414.2 million (Q3 2006 - R$ 358.0 million) was primarily comprised of goodwill amortization on the acquisition of Labatt and Quinsa of R$ 282.4 million and R$ 85.5 million, respectively.

Fourth Quarter 2007 Results February 28, 2008

Net Financial Results

AmBev’s net financial result in the quarter was a R$306.5 million expense, compared to a net expense of R$ 294.0 million in Q4 2006. This increase was primarily a result of higher interest charges on Reais denominated debt yoy because of the issuance of our Reais denominated Bond in July 2007. The table below details the main items within these amounts:
Breakdown of Net Financial Result
R$ million	4Q07	4Q06	YTD 07	YTD 06

Financial income
Financial income on cash and cash equivalents	22.6	29.2	95.3	111.1
Foreign exchange gains (losses) on assets	(11.3)	(6.3)	(52.3)	(15.5)
Interest income on stock ownership plan	2.3	2.7	7.7	10.0
Interest and Foreign Exchange gains (losses) on intercompany loans	(1.5)	(0.3)	-	-
Interest on taxes, contributions and judicial deposits	23.8	2.0	48.0	29.8
Other	5.8	15.2	23.1	33.0
Total	41.7	42.5	121.8	168.4
Financial expense
Interest expense on local currency debt	90.1	85.3	340.9	191.5
Interest and Foreign Exchange gains (losses) on intercompany loans	(1.7)	(1.0)	(0.0)	1.8
Interest expense on foreign currency debt	212.3	162.6	624.7	523.8
Foreign exchange (gains) losses on debt	(89.0)	10.6	(475.6)	(204.6)
Net losses from derivative instruments	81.9	22.6	653.4	496.3
Taxes on financial transactions	43.9	32.6	121.2	131.8
Interest on contingencies and other	1.5	10.0	64.1	59.9
Other	9.3	13.9	46.2	46.3
Total	348.2	336.5	1,374.8	1,246.7
Net Financial Result	(306.5)	(294.0)	(1,253.0)	(1,078.3)

The Company’s total debt remained relatively stable at R$ 7,369.1 million when compared to Q3 2007. Cash and cash equivalents increased by R$ 277.5 million and its short-term investments increased by R$ 33.7 million, offset by an increase in foreign currency denominated debt of R$245.9 million. These movements which offset each other were part of our cash flow strategy at the end of the year to optimize our financial structure.

The table below details AmBev’s consolidated debt profile:

	4Q07	4Q07	4Q07	3Q07	3Q07	3Q07
Debt Breakdown	Short	Long		Short	Long
R$ million	Term	Term	Total	Term	Term	Total
Local Currency	378.5	4,411.0	4,789.5	355.7	4,359.2	4,714.9
Foreign Currency	2,097.8	2,964.9	5,062.7	1,687.7	3,129.1	4,816.8
Consolidated Debt	2,476.3	7,375.9	9,852.2	2,043.4	7,488.3	9,531.7
Cash and Equivalents			2,308.2			2,030.7
Short-Term Investiments			174.8			141.1
Net Debt			7,369.1			7,359.9

Fourth Quarter 2007 Results February 28, 2008

Non-Operating Income (Expense)

The net result from non-operating income and expenses was a gain of R$10.3 million compared to a R$ 14.3 million loss in Q4 2006. This was primarily the result of reversals of restructuring provisions of R$ 8.2 million in Q4 2007 compared to an expense of R$ 4.4 million last year.

Provision for Income Tax / Social Contribution

The R$500.6 million provision for income tax and social contribution in the quarter represents an effective tax rate of 30.0%, compared to 28.0% in Q4 2006. This increase is a result of (i) lower Interest on Own Capital paid as a result of decreasing interest rates yoy; (ii) higher profit before income taxes, net of higher losses arising from investments denominated in foreign currencies and goodwill amortization, both of which are not tax deductible in Brazil; and (iii) better results in Quinsa and Canada in 2007 when compared to 2006, which are taxed at a higher effective rate than Brazil.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million	4Q07	4Q06	YTD 07	YTD 06

Net income before taxes and profit sharing	1,675.5	1,704.6	4,526.0	4,307.3
Provision for Profit Sharing & Bonuses	(9.4)	(39.8)	(69.4)	(194.4)

Net income before income tax, social contribution and minorities	1,666.2	1,664.8	4,456.6	4,112.8

Income tax and social contribution at nominal tax rate (34%)	(566.5)	(566.0)	(1,515.2)	(1,398.4)
Adjustments to effective rate:
Interest on own capital	105.6	201.4	368.6	500.9
Losses from foreign subsidiaries not subjected to tax	21.3	17.7	25.3	42.4
Equity gains from subsidiaries	23.3	21.9	78.1	58.5
Amortization of non-deductible goodwill	(131.2)	(136.5)	(485.7)	(395.4)
Exchange variations over investments	(13.0)	7.7	(81.0)	(33.8)
Permanent additions/reductions and other	59.8	(12.6)	17.1	(89.5)
Total income taxes and social contribution	(500.6)	(466.5)	(1,592.8)	(1,315.3)
Effective income tax and social contribution rate	30.0%	28.0%	35.7%	32.0%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7	87.7	350.8	350.8
Total income taxes and social contribution excluding fiscal benefit effect	(412.9)	(378.8)	(1,242.1)	(964.5)
Effective income tax and social contribution rate adjusted for fiscal benefit	26.2%	24.0%	30.3%	25.6%

Provision for Profit Sharing and Bonuses

Profit sharing expense in Q4 2007 decreased from R$ 39.8 million in Q4 2006 to R$9.4 million in Q4 2007. This decrease reflects our best estimate of the Company’s target achievements as at December 31, 2007.

Minority Interest

Minority interests in AmBev’s subsidiaries totaled R$33.6 million expense in Q4 2007 compared to R$ 17.3 million expense in 2006, primarily as result of enhanced performance by our subsidiary Quinsa.

Net Income

AmBev posted a net income of R$1,132.0 million (-4.1%) in the period. This main reason for this decrease is the increase in goodwill amortization expense during the year of R$56.2 million and translation losses from investments in foreign companies of R$ 138.8 million. Earnings per shares were R$ 1.84 in the quarter, decreasing 0.8% when compared to last year. Excluding goodwill amortization, earnings per share increased by 11.3% during Q4 compared to last year.

Fourth Quarter 2007 Results February 28, 2008

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity Income (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of EBITDA and EBIT may not be comparable to that of other companies.
Reconciliation - Net Income to EBITDA	4Q07	4Q06	YTD 07	YTD 06

Net income	1,132.0	1,181.0	2,816.4	2,806.3
Provision for Income Tax/Social Contrib.	500.6	466.5	1,592.8	1,315.3
Provision for Profit Sharing & Bonuses	9.4	39.8	69.4	194.4
Minority Interest	33.6	17.3	47.3	(8.7)
Income Before Taxes	1,675.5	1,704.6	4,526.0	4,307.2
Non-Operating Income (Expense)	(10.3)	14.3	(40.4)	28.8
Net Financial Result	306.5	294.0	1,253.0	1,078.3
Equity on earnings (losses) of investees	(3.0)	(0.4)	(3.9)	(1.4)
Other Operating Income (Expense)	334.8	196.9	1,483.1	955.1
Provisions for Contingencies	44.4	(211.2)	25.1	(111.8)
EBIT	2,347.9	1,998.1	7,242.9	6,256.3
Depreciation & Amortization	447.3	327.1	1,424.0	1,188.4
EBITDA	2,795.2	2,325.3	8,666.9	7,444.6

Shareholding Structure

The table below shows AmBev’s shareholding structure on December 31st, 2007.
AmBev Shareholding Structure
December 31st, 2007

	ON	%Outs	PN	%Outs	Total	%Outs
InBev	253,527,737	73.7%	122,065,577	44.9%	375,593,314	61.0%
FAHZ	55,964,558	16.3%	0	0.0%	55,964,558	9.1%
Market	34,371,321	10.0%	149,629,191	55.1%	184,000,512	29.9%
Outstanding	343,863,616	100.0%	271,694,768	100.0%	615,558,384	100.0%
Treasury	1,191,112		7,667,740		8,858,852
TOTAL	345,054,728		279,362,508		624,417,236
Free float bovespa	30,522,738	8.9%	97,503,309	35.9%	128,026,047	20.8%
Free float NYSE	3,848,583	1.1%	52,125,882	19.2%	55,974,465	9.1%

Fourth Quarter 2007 Results February 28, 2008

Exchange rates

AmBev translates the results of its foreign operations from their functional currency into Brazilian reais using the monthly average exchange rate. Average exchange rates during the periods were:

Average exchange rates
(To Brazilian Reais)	Q4 2007	Q4 2006	YTD 2007	YTD 2006

USD:BRL	1.7857	2.1520	1.9479	2.1696
CAD:BRL	1.8197	1.8898	1.8147	1.9186
ARP:BRL	0.5681	0.6995	0.6258	0.7084
PAP:BRL	0.0004	0.0004	0.0004	0.0004
PEP:BRL	0.5953	0.6682	0.6224	0.6653
DOP:BRL	0.0542	0.0645	0.0597	0.0661
UYP:BRL	0.0815	0.0895	0.0832	0.0907
BOP:BRL	0.2340	0.2695	0.2486	0.2727
CHP:BRL	0.0036	0.0041	0.0037	0.0041
QTZ:BRL	0.2331	0.2828	0.2540	0.2867

RECENT FACTS

Quinsa Tender Offer

On February 12, 2008, AmBev announced the expiration of the voluntary offer to purchase up to 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quinsa. These represented the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that were not owned by AmBev or its subsidiaries.

AmBev accepted to purchase the 3,136,001 Class A shares and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn. As a result, AmBev’s voting and economic interest in Quinsa is, effective February 15, 2008, 99.56% and 99.26%, respectively.

Fourth Quarter 2007 Results February 28, 2008

4Q 2007 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America

Bernardo Paiva Chief Executive Officer for North America

João Castro Neves Chief Executive Officer for Quinsa

Graham Staley CFO and Investor Relations Officer

Language	English

Date	February 28, 2008 ([Thursday])

Time	12:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	1-973-935-8893

Code	32529794

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2007 Results February 28, 2008

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	4Q07	4Q06%		4Q07	4Q06%		4Q07	4Q06%		4Q07	4Q06%
Volumes (000 hl)	21,828	19,924	7.9%	7,817	6,650	17.1%				29,646	26,574	10.2%

R$ million
Net Sales	3,183.4	2,745.2	15.2%	658.0	538.3	21.8%	21.7	24.5	-11.5%	3,863.0	3,308.0	16.1%
% of Total	54.6%	52.1%		11.3%	10.2%		0.4%	0.5%		66.3%	62.8%
COGS	(869.7)	(783.3)	9.8%	(290.6)	(265.4)	9.2%	(6.2)	(4.0)	57.4%	(1,166.6)	(1,052.7)	9.9%
% of Total	46.1%	43.6%		15.4%	14.8%		0.3%	0.2%		61.8%	58.6%
Gross Profit	2,313.6	1,961.9	17.3%	367.4	272.9	34.1%	15.5	20.5	-24.7%	2,696.4	2,255.3	19.0%
% of Total	58.7%	56.5%		9.3%	7.9%		0.4%	0.6%		68.5%	64.9%
SG&A	(814.4)	(726.7)	-1.0%	(175.7)	(140.6)	3.5%	(0.9)	(0.9)	6.9%	(991.1)	(868.2)	-0.2%
% of Total	51.2%	49.3%		11.0%	9.5%		0.1%	0.1%		62.3%	58.8%
EBIT	1,499.2	1,235.2	28.1%	191.7	132.3	66.5%	14.5	19.7	-26.2%	1,705.4	1,387.1	31.0%
% of Total	63.9%	61.8%		8.2%	6.6%		0.6%	1.0%		72.6%	69.4%
Depr. & Amort.	(223.2)	(137.7)		(76.2)	(40.3)		0.0	0.0		(299.4)	(177.9)
EBITDA	1,722.4	1,372.9	25.5%	267.8	172.5	55.1%	14.5	19.7	-26.2%	2,004.8	1,565.1	28.1%
% of Total	61.6%	59.0%		9.6%	7.4%		0.5%	0.8%		71.7%	67.3%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.3%	-28.5%		-44.2%	-49.3%		-28.7%	-16.1%		-30.2%	-31.8%
Gross Profit	72.7%	71.5%		55.8%	50.7%		71.3%	83.9%		69.8%	68.2%
SG&A	-25.6%	-26.5%		-26.7%	-26.1%		-4.3%	-3.6%		-25.7%	-26.2%
EBIT	47%	45.0%		29.1%	24.6%		67.0%	80.3%		44.1%	41.9%
Depr. & Amort.	-7.0%	-5.0%		-11.6%	-7.5%		0.0%	0.0%		-7.8%	-5.4%
EBITDA	54.1%	50.0%		40.7%	32.1%		67.0%	80.3%		51.9%	47.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	145.8	137.8	5.8%	84.2	81.0	4.0%				130.3	124.5	4.7%
COGS	(39.8)	(39.3)	1.3%	(37.2)	(39.9)	-6.9%				(39.4)	(39.6)	-0.7%
Gross Profit	106.0	98.5	7.6%	47.0	41.0	14.5%				91.0	84.9	7.2%
SG&A	(37.3)	(36.5)	2.3%	(22.5)	(21.2)	6.3%				(33.4)	(32.7)	2.3%
EBIT	68.7	62.0	10.8%	24.5	19.9	23.3%				57.5	52.2	10.2%
Depr. & Amort.	(10.2)	(6.9)	48.0%	(9.7)	(6.1)	60.8%				(10.1)	(6.7)	50.8%
EBITDA	78.9	68.9	14.5%	34.3	25.9	32.0%				67.6	58.9	14.8%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	4Q07	4Q06%		4Q07	4Q06%		4Q07	4Q06%		4Q07	4Q06%
Volumes (000 hl)	9,832	9,172	10.2%	1,699	1,789	-5.0%	2,878	2,686	1.2%	44,055	40,221	8.9%

R$ million
Net Sales	855.8	833.9	25.5%	168.4	201.4	-1.2%	939.3	926.2	0.1%	5,826.4	5,269.5	14.1%
% of Total	14.7%	15.8%		2.9%	3.8%		16.1%	17.6%		100.0%	100.0%
COGS	(332.5)	(318.3)	28.3%	(98.3)	(125.1)	-7.9%	(290.4)	(299.9)	-7.3%	(1,887.7)	(1,796.0)	8.9%
% of Total	17.6%	17.7%		5.2%	7.0%		15.4%	16.7%		100.0%	100.0%
Gross Profit	523.2	515.6	23.8%	70.1	76.3	10.0%	648.9	626.3	3.6%	3,938.7	3,473.5	16.7%
% of Total	13.3%	14.8%		1.8%	2.2%		16.5%	18.0%		100.0%	100.0%
SG&A	(192.3)	(185.7)	24.7%	(96.1)	(121.9)	-6.4%	(311.3)	(299.6)	0.4%	(1,590.8)	(1,475.4)	2.5%
% of Total	12.1%	12.6%		6.0%	8.3%		19.6%	20.3%		100.0%	100.0%
EBIT	330.9	329.9	23.4%	(26.0)	(45.6)	nm	337.6	326.7	6.6%	2,347.9	1,998.1	27.2%
% of Total	14.1%	16.5%		-1.1%	-2.3%		14.4%	16.4%		100.0%	100.0%
Depr. & Amort.	(63.9)	(52.7)		(22.5)	(32.8)		(61.4)	(63.7)		(447.3)	(327.1)
EBITDA	394.9	382.5	25.5%	(3.5)	(12.8)	nm	399.0	390.4	5.3%	2,795.2	2,325.3	24.3%
% of Total	14.1%	16.5%		-0.1%	-0.5%		14.3%	16.8%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.9%	-38%		-58.4%	-62.1%		-30.9%	-32.4%		-32.4%	-34.1%
Gross Profit	61.1%	62%		41.6%	37.9%		69.1%	67.6%		67.6%	65.9%
SG&A	-22.5%	-22%		-57.1%	-60.5%		-33.1%	-32.3%		-27.3%	-28.0%
EBIT	38.7%	40%		-15.5%	-22.6%		35.9%	35.3%		40.3%	37.9%
Depr. & Amort.	-7.5%	-6%		-13.4%	-16.3%		-6.5%	-6.9%		-7.7%	-6.2%
EBITDA	46.1%	46%		-2.1%	-6.3%		42.5%	42.1%		48.0%	44.1%

Per Hectoliter - Reported (R$/hl)
Net Sales	87.0	90.9	-4.3%	99.1	112.6	-12.0%	326.3	344.8	-5.4%	132.3	131.0	0.9%
COGS	(33.8)	(34.7)	-2.5%	(57.8)	(69.9)	-17.3%	(100.9)	(111.7)	-9.7%	(42.8)	(44.7)	-4.0%
Gross Profit	53.2	56.2	-5.3%	41.3	42.6	-3.2%	225.4	233.2	-3.3%	89.4	86.4	3.5%
SG&A	(19.6)	(20.3)	-3.4%	(56.6)	(68.1)	-16.9%	(108.2)	(111.5)	-3.0%	(36.1)	(36.7)	-1.6%
EBIT	33.7	36.0	-6.4%	(15.3)	(25.5)	-39.9%	117.3	121.6	-3.6%	53.3	49.7	7.3%
Depr. & Amort.	(6.5)	(5.7)	13.2%	(13.3)	(18.4)	-27.8%	(21.3)	(23.7)	-9.9%	(10.2)	(8.1)	24.8%
EBITDA	40.2	41.7	-3.7%	(2.1)	(7.1)	-71.0%	138.6	145.3	-4.6%	63.4	57.8	9.7%

Fourth Quarter 2007 Results February 28, 2008

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%
Volumes (000 hl)	70,125	65,655	5.5%	24,483	22,072	10.6%				94,608	87,727	6.8%

R$ million
Net Sales	10,158.1	9,045.0	11.7%	2,110.9	1,806.4	16.6%	185.5	111.6	66.1%	12,454.5	10,963.1	13.0%
% of Total	51.7%	51.4%		10.7%	10.3%		0.9%	0.6%		63.4%	62.2%
COGS	(2,809.8)	(2,573.6)	8.0%	(976.5)	(877.8)	11.0%	(116.2)	(40.8)	185.0%	(3,902.5)	(3,492.2)	10.8%
% of Total	42.9%	43.3%		14.9%	14.8%		1.8%	0.7%		59.6%	58.7%
Gross Profit	7,348.4	6,471.5	13.1%	1,134.4	928.5	21.9%	69.3	70.9	-2.3%	8,552.0	7,470.9	14.1%
% of Total	56.1%	55.5%		8.7%	8.0%		0.5%	0.6%		65.3%	64.0%
SG&A	(2,881.6)	(2,549.7)	6.1%	(573.2)	(485.2)	7.5%	(3.6)	(3.4)	5.8%	(3,458.5)	(3,038.3)	6.3%
% of Total	49.2%	47.1%		9.8%	9.0%		0.1%	0.1%		59.0%	56.2%
EBIT	4,466.7	3,921.8	17.7%	561.2	443.3	37.6%	65.6	67.4	-2.7%	5,093.6	4,432.5	19.4%
% of Total	61.7%	62.7%		7.7%	7.1%		0.9%	1.1%		70.3%	70.8%
Depr. & Amort.	(699.2)	(556.8)		(221.4)	(164.4)		0.0	0.0		(920.7)	(721.2)
EBITDA	5,166.0	4,478.6	15.4%	782.6	607.7	28.8%	65.6	67.4	-2.7%	6,014.2	5,153.7	16.8%
% of Total	59.6%	60.2%		9.0%	8.2%		0.8%	0.9%		69.4%	69.2%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.7%	-28.5%		-46.3%	-48.6%		-62.7%	-36.5%		-31.3%	-31.9%
Gross Profit	72.3%	71.5%		53.7%	51.4%		37.3%	63.5%		68.7%	68.1%
SG&A	-28.4%	-28.2%		-27.2%	-26.9%		-2.0%	-3.1%		-27.8%	-27.7%
EBIT	44.0%	43.4%		26.6%	24.5%		35.4%	60.4%		40.9%	40.4%
Depr. & Amort.	-6.9%	-6.2%		-10.5%	-9.1%		0.0%	0.0%		-7.4%	-6.6%
EBITDA	50.9%	49.5%		37.1%	33.6%		35.4%	60.4%		48.3%	47.0%

Per Hectoliter - Reported (R$/hl)
Net Sales	144.9	137.8	5.1%	86.2	81.8	5.4%				131.6	125.0	5.3%
COGS	(40.1)	(39.2)	2.2%	(39.9)	(39.8)	0.3%				(41.2)	(39.8)	3.6%
Gross Profit	104.8	98.6	6.3%	46.3	42.1	10.1%				90.4	85.2	6.1%
SG&A	(41.1)	(38.8)	5.8%	(23.4)	(22.0)	6.5%				(36.6)	(34.6)	5.5%
EBIT	63.7	59.7	6.6%	22.9	20.1	14.1%				53.8	50.5	6.6%
Depr. & Amort.	(10.0)	(8.5)	17.6%	(9.0)	(7.4)	21.4%				(9.7)	(8.2)	18.4%
EBITDA	73.7	68.2	8.0%	32.0	27.5	16.1%				63.6	58.7	8.2%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%
Volumes (000 hl)	30,524	22,566	9.7%	6,278	6,892	-8.9%	11,507	10,964	-0.8%	142,916	128,148	5.8%

R$ million
Net Sales	2,686.8	2,004.3	21.5%	680.6	758.1	-0.7%	3,826.2	3,888.2	-0.5%	19,648.2	17,613.7	10.4%
% of Total	13.7%	11.4%		3.5%	4.3%		19.5%	22.1%		100.0%	100.0%
COGS	(1,088.2)	(808.8)	20.8%	(395.2)	(457.4)	-5.0%	(1,160.1)	(1,190.2)	-2.3%	(6,546.0)	(5,948.7)	8.3%
% of Total	16.6%	13.6%		6.0%	7.7%		17.7%	20.0%		100.0%	100.0%
Gross Profit	1,598.6	1,195.5	21.9%	285.4	300.7	5.9%	2,666.1	2,697.9	0.3%	13,102.2	11,665.0	11.4%
% of Total	12.2%	10.2%		2.2%	2.6%		20.3%	23.1%		100.0%	100.0%
SG&A	(660.3)	(485.0)	20.8%	(402.8)	(470.6)	-5.3%	(1,337.7)	(1,414.8)	-6.3%	(5,859.3)	(5,408.7)	3.3%
% of Total	11.3%	9.0%		6.9%	8.7%		22.8%	26.2%		100.0%	100.0%
EBIT	938.2	710.5	22.7%	(117.4)	(169.9)	nm	1,328.5	1,283.1	7.5%	7,242.9	6,256.3	18.5%
% of Total	13.0%	11.4%		-1.6%	-2.7%		18.3%	20.5%		100.0%	100.0%
Depr. & Amort.	(197.0)	(144.6)		(97.2)	(106.0)		(209.1)	(216.5)		(1,423.9)	(1,188.4)
EBITDA	1,135.3	855.1	22.3%	(20.1)	(63.9)	nm	1,537.5	1,499.6	6.4%	8,666.9	7,444.6	16.0%
% of Total	13.1%	11.5%		-0.2%	-0.9%		17.7%	20.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-40.5%	-40.4%		-58.1%	-60.3%		-30.3%	-30.6%		-33.3%	-33.8%
Gross Profit	59.5%	59.6%		41.9%	39.7%		69.7%	69.4%		66.7%	66.2%
SG&A	-24.6%	-24.2%		-59.2%	-62.1%		-35.0%	-36.4%		-29.8%	-30.7%
EBIT	34.9%	35.4%		-17.2%	-22.4%		34.7%	33.0%		36.9%	35.5%
Depr. & Amort.	-7.3%	-7.2%		-14.3%	-14.0%		-5.5%	-5.6%		-7.2%	-6.7%
EBITDA	42.3%	42.7%		-3.0%	-8.4%		40.2%	38.6%		44.1%	42.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	88.0	88.8	-0.9%	108.4	110.0	-1.4%	332.5	354.6	-6.2%	137.5	137.4	0.0%
COGS	(35.7)	(35.8)	-0.5%	(63.0)	(66.4)	-5.2%	(100.8)	(108.6)	-7.1%	(45.8)	(46.4)	-1.3%
Gross Profit	52.4	53.0	-1.1%	45.5	43.6	4.2%	231.7	246.1	-5.8%	91.7	91.0	0.7%
SG&A	(21.6)	(21.5)	0.7%	(64.2)	(68.3)	-6.0%	(116.3)	(129.0)	-9.9%	(41.0)	(42.2)	-2.9%
EBIT	30.7	31.5	-2.4%	(18.7)	(24.7)	-24.2%	115.5	117.0	-1.4%	50.7	48.8	3.8%
Depr. & Amort.	(6.5)	(6.4)	0.7%	(15.5)	(15.4)	0.6%	(18.2)	(19.7)	-8.0%	(10.0)	(9.3)	7.4%
EBITDA	37.2	37.9	-1.8%	(3.2)	(9.3)	-65.4%	133.6	136.8	-2.3%	60.6	58.1	4.4%

Fourth Quarter 2007 Results February 28, 2008

CONSOLIDATED BALANCE SHEET
Brazilian GAAP
R$ million	Dec 2007	Dec 2006
ASSETS
Cash and Cash Equivalents	2,308.2	1,538.9
Short-Term Investments	174.8	226.1
Trade Accounts Receivable	1,623.1	1,542.7
Inventories	1,457.8	1,363.9
Prepaid Expenses	331.6	-
Other	1,984.9	2,145.9
Total Current Assets	7,880.4	6,817.6

Recoverable Taxes	3,244.0	3,566.7
Judicial Deposits, Compulsories and Fiscal Incentives	405.6	353.0
Other	697.8	644.7
Total Long-Term Assets	4,347.4	4,564.4

Investments, Including Goodwill, net	15,042.9	18,025.9
Property, Plant & Equipment	5,981.6	5,723.9
Deferred Charges	2,223.6	429.1
Total Permanent Assets	23,248.0	24,178.9

TOTAL ASSETS	35,475.7	35,560.9

LIABILITIES
Short-Term Debt	2,476.3	2,104.6
Trade Accounts Payable	2,129.1	1,384.1
Sales & Other Taxes Payable	1,261.0	1,239.0
Salaries & Profit Sharing Payable	402.4	480.3
Income Tax, Social Contribution, & Other	720.9	366.3
Other	1,496.5	1,270.1
Total Current Liabilities	8,486.1	6,844.5

Long-Term Debt	7,375.9	7,461.9
Income Tax & Social Contribution	131.5	131.4
Deferred Sales Tax (ICMS)	617.4	405.7
Provision for Contingencies	808.4	579.1
Other	292.6	497.6
Total Long-Term Liabilities	9,225.9	9,075.7
DEFERRED INCOME	156.5	149.9
MINORITY INTEREST	187.3	222.7
SHAREHOLDERS' EQUITY	17,419.9	19,268.1

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	35,475.7	35,560.9

Fourth Quarter 2007 Results February 28, 2008

CONSOLIDATED STATEMENT OF CASH FLOWS
	AmBev	AmBev	AmBev	AmBev
R$ million	4Q07	4Q06	YTD07	YTD06
Cash Flows from Operating Activities
Net income	1,132.0	1,181.0	2,816.4	2,806.3
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	447.3	327.1	1,424.0	1,188.4
Contingencies and liabilites associated with tax disputes	44.4	(211.2)	25.1	(111.8)
Financial charges on contingencies, including interest	21.7	1.2	82.9	36.7
(Gain) loss on disposal of PP&E, net	9.3	71.8	83.0	163.4
Financial charges on advances to employees for purchase of shares	(2.3)	(2.7)	(7.7)	(10.0)
Discount in debt settlement	(22.0)	(15.1)	(34.4)	(39.9)
Financial charges on taxes and contributions	9.7	1.2	8.0	1.4
Equity income	(3.0)	(0.4)	(3.9)	(1.4)
Financial charges on debt	(90.0)	161.0	343.2	424.2
Provision for losses in inventory and other assets	(13.7)	(0.0)	(10.2)	11.8
Provision for restructuring	(6.9)	4.4	5.6	18.8
Foreign exchange variation and unrealized gains on financial assets	(41.3)	(121.1)	0.0	0.0
Deferred income tax (benefit) expense	142.7	272.4	629.3	626.5
Foreign exchange holding effect on assets abroad	137.1	(63.6)	227.5	(79.4)
Forex variations and unrealized gains on marketable securities	147.8	211.5	119.8	260.5
(Gains) losses from interest in affiliates	(0.2)	0.6	(3.2)	(5.5)
Amortization of goodwill	414.2	358.0	1,560.3	1,283.0
Recovery of tax credits	(12.6)	0.0	(32.1)	(24.0)
Minority interest	33.6	17.3	47.3	(8.7)
Reversal of provisions on investments	(3.2)	(0.0)	(3.2)	(22.0)
Write-off of tax credits	17.4	0.0	17.4	0.0
(Increase) decrease in assets
Trade accounts receivable	(580.1)	(530.5)	(165.2)	(166.2)
Sales taxes recoverable	(53.9)	(12.7)	(49.8)	(14.5)
Inventories	(217.0)	(208.9)	(148.9)	(142.8)
Judicial Deposits	(27.6)	(137.9)	(16.1)	(63.2)
Prepaid expenses	(119.0)	(85.3)	0.0	0.0
Receivables and other	(10.7)	(210.5)	(40.3)	(232.1)
(Decrease) increase in liabilities
Trade accounts payable	599.0	368.2	843.4	286.8
Payroll, profit sharing and related charges	(26.5)	(4.6)	(62.1)	20.7
Income tax, social contribution, and other taxes payable	392.5	172.7	253.9	36.9
Contingencies and legal proceedings paid	(63.6)	(96.5)	(170.7)	(268.2)
Others Taxes	52.8	93.7	52.8	93.7
Other	119.7	(11.2)	126.6	(84.0)
Net Cash Provided by Operating Activities	2,427.6	1,529.9	7,918.6	5,985.3

Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(26.2)	(2.3)	(430.1)	(2,639.2)
Capital Increase in Subsidiary	0.0	0.0	(12.7)	0.0
Disposal of property, plant and equipment	46.9	94.2	107.5	117.6
Short-Term Investiments	(95.7)	197.0	(224.2)	180.6
Collateral securities and deposits	(0.0)	(0.4)	0.0	0.1
Cash from first time consolidation of subsidiary	0.0	0.0	3.5	0.0
Property, plant and equipment	(570.9)	(549.6)	(1,630.9)	(1,425.7)
Deferred charges expenditures	(4.4)	(1.6)	(15.5)	(18.7)

Net Cash Provided (Used) in Investing Activities	(650.2)	(262.6)	(2,202.4)	(3,785.3)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	(16.7)	27.1	54.5	72.5
Dividends, interest distribution	(1,282.9)	(948.9)	(1,952.6)	(1,790.8)
Repurchase of shares in treasury	(668.8)	(746.3)	(3,094.4)	(1,765.1)
Payments received in advance for future capital increase	(1.0)	(7.3)	0.0	0.0
Sale of shares in treasury	(1.2)	53.3	(4.9)	53.0
Increase in debt	2,800.1	2,811.5	9,428.5	9,344.8
Payment of debt	(2,289.0)	(2,138.9)	(9,384.7)	(7,386.3)
Increase in paid-in capital / Variation in minority interest	(5.5)	(1.2)	128.3	3.4
Net Cash Provided (Used) in Financing Activities	(1,465.0)	(950.7)	(4,825.2)	(1,468.6)

Effect of foreing exchange variaton on Cash and cash equivalents	(34.8)	(5.5)	(121.7)	(29.7)

Subtotal	277.5	311.2	769.3	701.6
Cash and cash equivalents, beginning of period	2,030.7	1,227.7	1,538.9	837.3
Cash and cash equivalents, end of period	2,308.2	1,538.9	2,308.2	1,538.9
Net increase in cash and cash equivalents	277.5	311.2	769.3	701.6

Fourth Quarter 2007 Results February 28, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28th, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations